FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 9, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ITS VICTORY IN RZHD OAO’S TENDER FOR SALE OF THE PROPERTY OF PORT TEMRYUK PRODUCTION COMPLEX

Moscow, Russia – January 9, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its Mecheltrans ООО transportation subsidiary has won the open tender held by Russian Railways OJSC (RZhD OAO) for the sale of the Port Temryuk production complex.

As previously announced in September 2007, Mechel OAO acquired 100% of the shares of Temryuk-Sotra seaport located on the Taman shore of the Sea of Azov. This is one of the most promising ports for small tonnage river-sea type vessels in Southern Russia due to its geographical location.

The tender of RZhD OAO was held on December 28, 2007 and involved the sale of the real estate assets of the Port Temryuk production complex, two land plots of about 150,000 sq. m total area.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the transaction, “The acquisition of this property complex will enable us to strengthen our presence in the export shipping markets and provide us with more opportunities to efficiently manage the port’s operations and regulate logistics of our deliveries. Following complete commissioning of the real estate assets of the Port Temryuk production complex, we plan to achieve its transshipment capacity of approximately 1.5 million tonnes of cargo in 2008 and approximately 1.8 million tonnes beginning from 2009. The acquired property complex is located in immediate proximity to Temryuk-Sotra, which is already owned by Mechel. The operations of the both assets are supported by the same railway branch owned by Temryuk-Sotra and this affords us an opportunity to subsequently join these two infrastructure facilities into a high capacity port transshipment complex.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our

Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: January 9, 2008